Mail Stop 6010

December 21, 2006

Ms. Catherine R. Smith
Executive Vice President and Chief Financial Officer
Kennametal, Inc.
1600 Technology Way
P.O. Box 231
Latrobe, Pennsylvania 15650-0231

        RE: Kennametal, Inc.
                  Form 10-K for the fiscal year ended June 30, 2006
                  Filed August 29, 2006
                  File No. 1-05318

Dear Ms. Smith:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K for the period ending June 30, 2006

Consolidated Statements of Cash Flows, page 27

1. We note the $229.9 million gain from divestitures presented in your consolidated statement of income. Please tell us why the adjustment for non-cash items presented herein of $202 million related to the gain from divestitures differs from the referenced gain presented in your statement of income.   Please clarify your disclosures related to this matter in future filings.

Notes to Consolidated Financial Statements, page 29

Note 4 Acquisition and Divestitures, page 34

2. We see you indicate effective June 1, 2006 you divested J&L for proceeds of $349.5 million, subject to post-closing adjustment, as a part of your strategy to exit non-core businesses. We also see J&L results are reported in continuing operations. Please tell us more about this transaction, including how your accounting therefore complies with SFAS 144 or other applicable authoritative accounting literature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant